Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

HEAL Diabetes Clinics, Inc.
15332 Antioch Street PMB438
Pacific Palisades, CA 90272
https://healclinics.com/

Up to $1,069,999.68 in "B" Non-Voting Common Stock ("'B' Stock") at $0.48
Minimum Target Amount: $9,999.84

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: HEAL Diabetes Clinics, Inc.
Address: 15332 Antioch Street PMB438, Pacific Palisades, CA 90272
State of Incorporation: NV
Date Incorporated: July 16, 2014

Terms:

Equity

Offering Minimum: $9,999.84 | 20,833 shares of "B" Non-Voting Common Stock ("'B' Stock")
Offering Maximum: $1,069,999.68 | 2,229,166 shares of "B" Non-Voting Common Stock ("'B' Stock")
Type of Security Offered: "B" Non-Voting Common Stock ("'B' Stock")
Purchase Price of Security Offered: $0.48
Minimum Investment Amount (per investor): $480.00

The Company and its Business

Company Overview

The Company treats obesity, diabetes and pre-diabetes with its HEALcare ketogenic protocol and program. HEALcare's weight-loss-only version is provided remotely over email, phone and texting. HEALcare's medical version is for individuals with diabetes and pre-diabetes and is offered at (a) medical clinics owned by the Company, and (b) medical clinics owned by third parties and exclusively managed by the Company acting as a management services organization. The Company obtains revenue directly from fees charged to customers of the non-medical program and the medical program at Company-owned clinics. The Company obtains management fees and reimbursement for services provided to clinics not owned by the Company.

Competitors and Industry

The weight-loss and diabetes-treatment segments of the health and wellness industry includes medical providers both in ambulatory and hospital-based practices, non-medical weight-loss services such as Jenny Craig and Weight Watchers, coaches, nutritionists, dietitians, and smartphone apps. There is no dominant vendor in either the non-medical or medical segments.

Current Stage and Roadmap

The Company has two service lines based on the Company's HEALcare program, both generating revenue and in growth stage: non-medical weight loss, and medically supervised obesity and diabetes treatment. The non-medical weight loss program is growing through marketing campaigns to attract prospective customers. The medically supervised obesity and diabetes management program is offered at both medical clinics owned by the Company, and medical clinics owned by third parties and exclusively managed by the Company acting as a management services organization. The Company currently operates three clinics generating revenue and growing, and plans to have 5-8 clinics in operation during the first quarter of 2019 contingent on maintaining adequate level of financing and the execution of final agreements with third parties.

The Team

Officers and Directors

Name: Richard Koffler

Richard Koffler's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: May 01, 2018 - Present
  Responsibilities: Manage the Company's operations, strategy and capital raising activities.

- **Position:** Member of the Board of Directors
  Dates of Service: May 01, 2018 - Present
  Responsibilities: Participate and vote in matters brought to the Company's Board of Directors.

- **Position:** Chief Financial Officer
  Dates of Service: May 01, 2018 - Present
  Responsibilities: Manage and supervise the Company's financial affairs, including accounting, bookkeeping, cash management, financial projections and the filing of tax returns.

Other business experience in the past three years:

- **Employer:** HEAL Diabetes Clinics, Inc.
  Title: Acting Chief Operating Officer and Chief Financial Officer
  Dates of Service: October 01, 2014 - May 01, 2018
  Responsibilities: Manage the Company's day-to-day operations, accounting and bookkeeping.

Other business experience in the past three years:

- **Employer:** Greenwings Biomedical
  Title: Chief Executive Officer
  Dates of Service: June 01, 2013 - Present

Responsibilities: Guide third parties in the development of medical devices.

Other business experience in the past three years:

- **Employer:** Viderics, Inc
  Title: Chief Executive Officer
  Dates of Service: May 01, 2011 - December 01, 2017
  Responsibilities: Guided the company in the development of a medical device.

Other business experience in the past three years:

- **Employer:** Alelo Inc
  Title: Member of the Board of Directors
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Participate and vote in matters brought to the company's Board of Directors.

Other business experience in the past three years:

- **Employer:** SynTouch Inc.
  Title: Member of the Board of Directors
  Dates of Service: June 01, 2017 - Present
  Responsibilities: Participate and vote in matters brought to the company's Board of Directors.

Name: Michael Roth

Michael Roth's current primary role is with Williams & Connoly LLP. Michael Roth currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: May 01, 2018 - Present
  Responsibilities: Ensure the integrity of the Company's governance framework, ensuring compliance with statutory and regulatory requirements and implementing decisions made by the Board of Directors.

- **Position:** Chairman of the Board of Directors
  Dates of Service: May 01, 2018 - Present
  Responsibilities: Chair and set the agenda of the meetings of the Company's Board of Directors, and participate and vote on matters brought to the Board.

- **Position:** Member of the Board of Directors
  Dates of Service: October 16, 2017 - Present

Responsibilities: Participate and vote on matters brought to the Board.

Other business experience in the past three years:

- **Employer:** Arvegonix, Inc.
  Title: Executive Vice-President
  Dates of Service: May 01, 2013 - July 01, 2015
  Responsibilities: Participate in the company's operations, management, capital raising and strategic planning.

Other business experience in the past three years:

- **Employer:** Williams & Connoly LLP
  Title: Advisor
  Dates of Service: December 01, 2017 - Present
  Responsibilities: Provide legal advice as requested by the attorneys of the Company.

Other business experience in the past three years:

- **Employer:** St. Louis Cathedral Concerts
  Title: President of the Board of Trustees
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Chair and set the agenda of meetings of the organization's Board of Trustees, and participate and vote on matters brought to the Board.

Name: Eric Westman MD

Eric Westman MD's current primary role is with Duke University Health System. Eric Westman MD currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Medical Officer
  Dates of Service: July 16, 2014 - Present
  Responsibilities: Create and supervise the Company's clinical protocols and help train and supervise the Company's medical personnel. Participate in the Company's marketing initiatives.

- **Position:** Member of the Board of Directors
  Dates of Service: July 16, 2014 - Present
  Responsibilities: Participate and vote on matters brought to the Company's Board of Directors.

Other business experience in the past three years:

- **Employer:** Duke University Health System
  Title: Physician and director of the Duke Lifestyle Medicine Clinic
  Dates of Service: July 01, 1990 - Present
  Responsibilities: Practicing physician.

Other business experience in the past three years:

- **Employer:** Obesity Medicine Association
  Title: President
  Dates of Service: January 01, 2013 - January 01, 2015
  Responsibilities: Guide and manage the affairs of the organization.

Other business experience in the past three years:

- **Employer:** Adapt Your Life Inc.
  Title: Co-founder
  Dates of Service: July 06, 2014 - Present
  Responsibilities: Assist in the formulation of the Company's products, and participate in the Company's marketing initiatives.

Other business experience in the past three years:

- **Employer:** Obesity Medicine Association
  Title: Chairman of the Board
  Dates of Service: January 01, 2015 - January 01, 2017
  Responsibilities: Guide the affairs of the organization's Board of Directors, and participate and vote on matters brought to the Board.

Other business experience in the past three years:

- **Employer:** Obesity Medicine Association
  Title: Member of the Board of Directors
  Dates of Service: January 01, 2011 - January 01, 2013
  Responsibilities: Participate and vote on matters brought to the Board.

Other business experience in the past three years:

- **Employer:** Obesity Treatment Foundation
  Title: Member of the Board of Directors
  Dates of Service: January 01, 2017 - January 01, 2018
  Responsibilities: Participate and vote on matters brought to the Board.

Name: Bruce Rossiter

Bruce Rossiter's current primary role is with HEAL Diabetes Foundation. Bruce Rossiter currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member of the Board of Directors
  Dates of Service: July 16, 2014 - Present
  Responsibilities: Participate and vote on matters brought to the Board.

Other business experience in the past three years:

- **Employer:** HEAL Diabetes Clinics, Inc.
  Title: Chief Executive Officer
  Dates of Service: July 16, 2014 - May 01, 2018
  Responsibilities: Manage the affairs of the Company.

Other business experience in the past three years:

- **Employer:** HEAL Diabetes Clinics, Inc.
  Title: Chairman of the Board of Directors
  Dates of Service: July 16, 2014 - May 01, 2018
  Responsibilities: Guide and set the agenda of the Company's Board of Directors.

Other business experience in the past three years:

- **Employer:** HEAL Diabetes Foundation
  Title: Executive Director
  Dates of Service: May 01, 2018 - Present
  Responsibilities: Manage the affairs of the organization. There is no relationship between the Company and HEAL Diabetes Foundation.

Name: Sherron Kittle

Sherron Kittle's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Commitment Coaching
  Dates of Service: August 01, 2017 - Present
  Responsibilities: Lead the Company's behavioral modification program.

- **Position:** Member of the Board of Directors
  Dates of Service: October 16, 2017 - Present
  Responsibilities: Participate and vote on matters brought to the Board.

Other business experience in the past three years:

- **Employer:** HEAL Diabetes Clinics, Inc.
  Title: President
  Dates of Service: April 30, 2017 - February 28, 2018
  Responsibilities: Oversee the Company's day-to-day affairs.

Other business experience in the past three years:

- **Employer:** HEAL Diabetes Clinics, Inc.
  Title: Vice President
  Dates of Service: March 01, 2018 - August 01, 2018
  Responsibilities: Oversee day-to-day affairs related to the Company's behavioral program.

Name: Jeffry Gerber MD

Jeffry Gerber MD's current primary role is with South Suburban Family Medicine PC. Jeffry Gerber MD currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member of the Board of Directors
  Dates of Service: July 16, 2014 - Present
  Responsibilities: Participate and vote on matters brought to the Board.

Other business experience in the past three years:

- **Employer:** South Suburban Family Medicine PC
  Title: Owner and Physician
  Dates of Service: September 06, 1993 - Present
  Responsibilities: Manage the Company's affairs and practice medicine.

Name: David Roderick

David Roderick's current primary role is with Architectural Metal Inc.. David Roderick currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member of the Board of Directors
  Dates of Service: October 16, 2017 - Present
  Responsibilities: Participate and vote on matters brought to the Company's Board of Directors.

Other business experience in the past three years:

- **Employer:** Architectural Metal Inc.
  Title: Owner and President
  Dates of Service: June 01, 1993 - Present
  Responsibilities: Manage the company's affairs.

Name: Gary German

Gary German's current primary role is with Alba Advisors LLC . Gary German currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member of the Board of Directors
  Dates of Service: August 01, 2018 - Present
  Responsibilities: Participate and vote on matters brought to the Company's Board of Directors.

Other business experience in the past three years:

- **Employer:** Eusoh Inc.
  Title: Chief Financial Officer
  Dates of Service: September 06, 2017 - Present
  Responsibilities: Manage the company's financial affairs.

Other business experience in the past three years:

- **Employer:** Alba Advisors LLC
  Title: Managing Director
  Dates of Service: January 15, 2006 - Present
  Responsibilities: Consultant specializing in insurance-related activities.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

General

Certain statements contained in this Memorandum constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue" or "believe" or the negatives thereof or other variations thereon or other comparable terminology. Due to various risks and uncertainties, including those set forth below, actual events or results or the actual performance of the Company may differ materially from those reflected or contemplated in such forward-looking statements.

The Company has incurred losses since inception and anticipates that it will incur continued losses in the future.

The Company has incurred net losses in each year since its inception in 2014. The Company has financed its operations primarily through private offerings of equity securities and debt and the sales of its services. The Company expects its research and development expenses to increase in connection with its services and other development activities. The Company also expects that its general and administrative expenses will continue to increase due to the additional operational and regulatory burdens applicable to public healthcare. As a result, the Company expects it may continue to incur operating losses in the future. These losses, among other things, have had and will continue to have an adverse effect on the Company's stockholders' equity. The Company may not have enough funds to sustain its business until it becomes profitable. Even if the Company raises funds through a crowdfunding round, the Company may not accurately anticipate how quickly it may use such funds and if such funds are sufficient to bring the business to sustained profitability.

The Company's business is focused on the sale of one type of service: a low-carbohydrate ketogenic program.

Although the Company may plan on expanding its business in the future by creating new programs, services and products, its current focus will remain solely on creating services related to a low carbohydrate ketogenic diet. Thus, the Company's survival in the near-term depends heavily upon being able to sell this product and related services. If the Company is unable to sell this product and related services, it will not succeed.

The success of the Company's business depends on its ability to effectively market and sell its product and related services.

The Company's ability to establish effective marketing and advertising campaigns is the key to its success and meeting its sales projections. The Company's advertisements promote its corporate image, product and related services. If the Company is unable to increase awareness of its brand, product and related services, the Company may not be able to attract new customers. The Company's marketing activities may not be successful in promoting the product and related services the Company sells or in retaining and increasing its customer base. The Company cannot assure you that its marketing programs will be adequate to support its future growth, which may result in a material adverse effect on its results of operations.

New weight loss products or services may put the Company at a competitive disadvantage.

On an ongoing basis, many existing and potential providers of weight loss solutions, including many pharmaceutical firms with significantly greater financial and operating resources than the Company, are developing new products and services. The creation of a weight loss solution, such as a drug therapy, that is perceived to be safe, effective and "easier" than a portion-controlled meal plan or ketogenic diet would put the Company at a disadvantage in the marketplace and its results of operations could be negatively affected.

The Company may be subject to claims that its personnel are unqualified to provide proper weight loss advice.

The Company offers counseling options from weight loss counselors, registered dietitians, nurse practitioners and certified diabetes educators with varying levels of training. The Company may be subject to claims from its customers alleging that its personnel lack the qualifications necessary to provide proper advice regarding weight loss, diabetes and related topics. The Company may also be subject to claims that its personnel have provided inappropriate advice or have inappropriately referred or failed to refer customers to health care providers for matters other than weight loss. Such claims could result in lawsuits, could damage the Company's reputation and could divert management's attention from its business, which would adversely affect its business.

The Company may be subject to health or advertising related claims from its customers.

Many people who are overweight suffer from other physical conditions, and the Company's target consumers could be considered a high-risk population. A customer who experiences health problems could allege or bring a lawsuit against the Company on the basis that those problems were caused or worsened by participating in its weight management programs. Further, customers who allege that they were deceived by any statements that the Company made in advertising could bring a lawsuit against it under consumer protection laws. Currently, the Company is neither subject to any such allegations nor has the Company been named in any such litigation. If the Company were subject to any such claims, while it would defend itself against such claims, the Company may ultimately be unsuccessful in its defense. Also, defending the Company against such claims, regardless of their merit and ultimate outcome, would likely be lengthy and costly, and adversely affect the Company's results of operations. Further, the Company's general liability insurance may not cover claims of these types.

Competition is intense in the weight management and diabetes industry.
The Company must remain competitive in the areas of program efficacy, price, customer service and brand recognition. The Company's competitors include companies selling pharmaceutical products and weight loss programs, as well as a wide variety of diet foods and meal replacement bars and shakes, appetite suppressants and nutritional supplements. Some of the Company's competitors are significantly larger than it is and have substantially greater resources. The Company's business could be adversely affected if someone with significant resources decided to imitate its weight management programs. Any increased competition from new entrants into the Company's industry or any increased success by existing competition could result in reductions in the Company's sales or prices, or both, which could have an adverse effect on its business and results of operations.

The Company may be subject to litigation from its competitors.
The Company's competitors may pursue litigation against it based on its advertising or other marketing practices regardless of its merit and chances of success, especially if the Company engages in comparative advertising, which includes advertising that directly or indirectly mentions a competitor or a competitor's weight loss program in comparison to its program. While the Company would defend itself against any such claims, its defense may ultimately be unsuccessful. Also, defending against such claims, regardless of their merit and ultimate outcome, may be lengthy and costly, strain the Company's resources and divert management's attention from their core responsibilities, which would have a negative impact on its business.

The Company's business is subject to online security risks, including security breaches and identity theft.
Unauthorized users who penetrate the Company's information security could misappropriate proprietary or customer information or data or cause interruptions. As a result, it may become necessary to expend significant additional amounts of capital and resources to protect against, or to alleviate, problems caused by unauthorized users. These expenditures, however, may not prove to be a timely remedy against unauthorized users who are able to penetrate the Company's information security. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could adversely affect the Company's computer systems and, in turn, harm its business. A significant number of states require that customers be notified if a security breach results in the disclosure of their personal financial account or other information. Additional states and governmental entities are considering such "notice" laws. In addition, other public disclosure laws may require that material security breaches be reported. If the Company experiences a security breach and such notice or public disclosure is required in the future, its reputation and its business may be harmed. In the ordinary course of its business, the Company collects and utilize proprietary and customer information and data. Privacy concerns among

prospective and existing customers regarding the Company's use of such information or data collected on its websites or through its services and products, such as weight management information gathered form the customer's online health assessment, financial data, email addresses and home addresses, could keep them from using its websites or purchasing its services or products. The Company currently faces certain legal obligations regarding the manner in which the Company treats such information and data. Businesses have been criticized by privacy groups and governmental bodies for their use and handling of such information and data. Currently, a significant number of the Company's customers authorize it to bill customer credit cards directly for fees charged by it. The Company relies on third-party software products to secure its credit card transactions. Although the Company has developed systems and processes that are designed to protect consumer information and prevent fraudulent payment transactions and other security breaches, failure to prevent or mitigate such fraud or breaches or changes in industry standards or regulations may adversely affect its business and operating results or cause it to lose its ability to accept credit cards as a form of payment and result in chargebacks of the fraudulently charged amounts. Furthermore, widespread credit card fraud may lessen the Company's customers' willingness to purchase its products on its websites.

If the Company does not continue to receive referrals from existing customers, its customer acquisition cost may increase.

The Company relies on word-of-mouth advertising for a portion of its new customers. If the number of customers acquired through referrals drops due to other circumstances, the Company's costs associated with acquiring new customers and generating revenue will increase, which will, in turn, have an adverse effect on its profitability.

The Company's industry is subject to governmental regulation that could increase in severity and hurt results of operations.

The Company's industry is subject to federal, state and other governmental regulation. Certain federal and state agencies, such as the Federal Trade Commission (the "FTC"), or the Centers for Medicare and Medicaid Services (the "CMS"), regulate and enforce such laws relating to advertising, disclosures to consumers, privacy, consumer pricing and billing arrangements and other consumer protection matters. A determination by a federal or state agency, or a court, that any of the Company's practices do not meet existing or new laws or regulations could result in liability, adverse publicity and restrictions of its business operations. Some advertising practices in the weight loss industry, in particular, have led to investigations from time to time by the FTC and other governmental agencies and many companies in the weight loss industry, including its predecessor businesses, have entered into consent decrees with the FTC relating to weight loss claims and other advertising practices. In addition, the FTC's Guides concerning the Use of Endorsements and Testimonials in Advertising require the Company and other weight loss companies to use a statement as to what the typical weight loss a customer can expect to achieve on its programs when using a customer's weight loss testimonial in advertising. Federal and state regulation of advertising practices generally, and in the weight loss industry in particular, may increase in scope or severity in the future, which could have a material adverse impact on the Company's business. Laws and regulations directly applicable to communications, operations or commerce over the Internet such as those governing intellectual property, privacy, libel and taxation, are more prevalent and remain unsettled. If the Company is required to comply with new laws or regulations or new interpretations of existing laws or regulations, or if the Company is unable to comply with these laws, regulations or interpretations, its business could be adversely affected. Future laws or regulations, including laws or regulations affecting the Company's marketing and advertising practices, relations with consumers, employees, service providers, or its services and products, may have an adverse impact on it.

The Company may be harmed if it fails to protect its intellectual property properly.
The success of the Company's business depends, in part, on its intellectual property, including statutory copyright, trademark, and trade secret laws, client license agreements, employee and third-party non-disclosure agreements and other methods to protect its proprietary rights. Nevertheless, these resources afford only limited protection and the actions the Company takes to protect its intellectual property rights in the United States, may not be adequate. The Company cannot assure you that it has secured or will be able to secure, appropriate protections for all of its proprietary rights. In particular, third parties may infringe or misappropriate the Company's proprietary rights or other intellectual property rights, and its trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons, which could have a material adverse effect on its business, financial condition and results of operations. Various parties may challenge, invalidate or circumvent the Company's patents, trademarks, and other intellectual property rights. In addition, litigation may be necessary to enforce the Company's intellectual property rights, protect its trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of any such litigation may not be in the Company's favor, and any such litigation may be costly and may divert management attention as well as other resources away from its business. An adverse determination in any such litigation will impair the Company's intellectual property rights and may harm its business, prospects, and reputation. The occurrence of any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company may be subject to infringement, misappropriation and indemnity claims in the future, which may cause it to incur significant expenses, pay substantial damages and be prevented from providing its services or technologies.
The Company's success depends, in part, on its ability to carry out its business without infringing the intellectual property rights of third parties. Some third party intellectual property rights may be extremely broad, and it may not be possible for the Company to conduct its operations in such a way to avoid infringement of those intellectual property rights. Third-party copyrights may cover the Company's proprietary or licensed technologies, processes or methods, either now existing or to be issued in the future. Third parties may raise claims against the Company alleging infringement or violation of their intellectual property and any such litigation may cause the Company to incur significant expenses. Third-party claims, if successfully asserted against the Company may cause it to pay substantial damages, seek licenses

from third parties, pay ongoing royalties, redesign its services or technologies, or prevent it from providing services or technologies subject to these claims. Even if the Company were to prevail, any litigation would likely be costly and time-consuming and divert the attention of its management and key personnel from its business operations.

Additional Unforeseen Risks

In addition to the risks described in this section, and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact the Company's business, could disrupt its operations and could cause the Company to fail. Ultimately, you bear the risk of a complete and total loss of your investment.

'B' Stock, the shares being sold in this offering, have no voting rights. 'A' Stock will control stockholder action.

The Company's 'B' Stock, the shares being sold in this offering, have no voting rights. The outstanding shares of the Company's 'A' Stock are the only securities currently issued by the Company with voting rights. Consequently, the holders of the Company's 'A' Stock will control all matters presented to the Company's stockholders for a vote, including the following matters: the election of the Company's directors; the amendment of the Company's Articles of Incorporation or Bylaws; the consummation of a merger, sale of assets or other corporate transaction; and any other matter submitted to the Company's stockholders for a vote. Since certain of the Company's founders, directors and executive officers hold all of the outstanding shares of the Company's 'A' Stock, they will control all matters presented to the Company's stockholders for a vote, and may have actual or potential interests that may depart from those of subscribers in this offering. In addition, such persons' ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could reduce your ability to liquidate the shares you purchase in the offering.

You will face dilution.

The terms of subsequent financings may adversely impact your investment. The Company may engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in the securities sold in this offering could be reduced. Interest on debt securities could increase the Company's costs and negatively impact operating results. In addition, if the Company needs to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

There is no public market for the shares and it is not expected that any market will develop in the foreseeable future.

The shares of 'B' Stock sold in this offering will not be registered under the Securities Act of 1933, as amended (the "Securities Act"). You will be required to make investment representations agreeing to restrictions on transfer necessary to satisfy the requirements of such exemption, and certificates representing the shares will bear legends indicating they are so restricted. Consequently, you may not be able to liquidate your investment and should be prepared to hold the shares for an indefinite period.

The securities being offered have not been registered under the Securities Act in reliance, among other exemptions, on the exemptive provisions of Section 4(a)(6) of the Securities Act and Regulation Crowdfunding promulgated thereunder.

Similar reliance has been placed on available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, as amended, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company may not pay dividends for the foreseeable future.

Although the holders of 'A' Preferred Stock and 'B' Stock are entitled to receiving dividends as stated in the Articles of Incorporation (as amended), holders of 'B' Stock are not guaranteed to receive any dividends from the Company. Accordingly, if you anticipate the need for current dividends or income from an investment in the Company's 'B' Stock you should not purchase any of the securities offered in the offering.

If the Company incurs debt, there may be risks associated with such borrowing.

Management of the Company has the unrestricted right to cause the Company to borrow money. If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of stockholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

The Company is selling convertible promissory notes that will convert into shares or result in payment in limited circumstances.

If the convertible notes reach their maturity date, holders of such notes will (a) receive payment equal to the total of the outstanding principal amount plus accrued but interest, or (b) if the Company receives at least $1,000,000 in cumulative gross proceeds, the notes will convert into shares of the Company's 'B' Stock. The effect will be to convert 1.25 times the sum of the outstanding principal amounts plus accrued but unpaid interest as of the date of conversion into an equity interest of equal dollar value. The convertible notes contain dispute resolution provisions which bind the noteholders to alternative dispute resolution methods before pursuing litigation.

The Company may issue securities with senior liquidation preferences.

The Company has not yet issued 'A' Preferred shares, however if it does, the holders of 'A' Preferred shares may have liquidation preferences that take priority over those applicable to the Company's 'B' Stock.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, you must rely on your own examination of the Company and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company expects losses in the foreseeable future.

The Company expects to incur losses for the foreseeable future and, if the Company ever generates profits, the Company may not be able to sustain them. The Company's expenses will increase as it builds an infrastructure to implement its business plan. For example, the Company may hire additional employees, expand content offerings, and lease more space for corporate offices.

The Company may not achieve an exit.
Like many other business, there are three primary ways to monetize the Company for its investors: (1) grow the business as a revenue generating entity that pays dividends to its stockholders from its operations; (2) grow the business into an attractive acquisition target and sell it; and (3) pursue an initial public offering. The Company does not plan to make distributions of profits to investors but may do so in amounts and at such times as management deems appropriate in its sole discretion. The Company can give no assurances that it will achieve any of these paths to liquidity.

The Company is dependent on management and high-quality employees.
The Company is dependent upon the continued support and involvement of key management, technical and medical personnel. The loss of services of the members of the management team may have an adverse effect on the Company. There can be no assurance that the Company will be successful in attracting and retaining other personnel required to successfully grow the business. The Company currently does not have a firm plan detailing how to replace any of these persons in the case of death or disability. The Company's success also depends on the Company's ability to recruit, train and retain qualified personnel. The loss of the services of any of the key members of senior management, other key personnel, or the Company's inability to recruit, train, and retain senior management or key personnel, may have a material adverse effect on the Company's business, operating results, and financial condition.

Officers and directors are entitled to certain protections from the Company.
The Company will indemnify the officers and directors of the Company, as well as certain persons serving in certain other capacities at the request of the Board (each, an "Indemnitee"), for losses which arise out of acts or omissions of such Indemnitee under certain circumstances. While the Company may purchase insurance for the payment of such indemnity obligations, such coverage may be insufficient for a particular claim, and existing claims may limit its ability to obtain or continue to maintain such insurance coverage at a reasonable cost.

Certain factors may affect future success.
Any continued future success that the Company might enjoy will depend upon many factors, including factors beyond the control of the Company and/or which cannot be predicted at this time. These factors may include but are not limited to changes in or increased levels of competition, including the entry of additional competitors and/or increased success by existing competitors; changes in general economic conditions; increases in labor and/or operating costs; the Company's ability to generate sufficient demand, expand its customer base and retain key customers; and reduced margins caused by competitive pressures, and/or other increased operating costs. These conditions may have a material adverse effect upon the Company's business, operating results, and financial condition.

It is possible that the Company's use of the proceeds from the crowdfunding financing will be revised by management.
The Company's success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of

the proceeds from the crowdfunding financing. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Further, if proceeds from this financing are insufficient in terms of the actual operational costs, the Company could experience financial problems, which may adversely affect its ability to implement its business plan. Management will have significant flexibility in applying the net proceeds of this offering.

Operating margins are based on assumptions.

The Company has developed a plan and forecast based on certain targets and base assumptions about the operating margins that the Company must achieve in order to remain financially solvent, produce sufficient retained earnings and accrue distributable profits. There is a risk that one or more of the base assumptions used to determine the target operating margins may be incorrect and/or may change in the future in a manner that the Company cannot anticipate. Such changes may cause the Company to not achieve its annual targets for operating margins, which may jeopardize the Company's financial solvency and/or its ability to pay its employees, vendors, stockholders and/or other parties.

The Company has a limited operating history.

The Company was formed on July 2014 and has a limited operating history for you to evaluate prior to making an investment in the Company. The Company should be evaluated on the basis that there can be no assurance that Management's assessment of the short-term or long-term prospects of the Company will prove accurate or that the Company will achieve its business objectives or will ever be profitable. If you are investing in this Company, it is because you have faith in the Company's service and mission to treat obesity, diabetes and pre-diabetes with a ketogenic diet and lifestyle. Further, you believe the Company's service can be trusted and the Company's team can successfully market and sell the service.

The Company has developed a plan and forecast based on certain targets and base assumptions about the level of consumer demand, and the corresponding level of sales potential, that exists in the Company's target market.

There is a risk that one or more of the base assumptions used to determine the consumer demand in the Company's target market and/or the Company's sales potential may be incorrect and/or may change in the future in a manner that the Company cannot anticipate. Such changes may cause the Company to not achieve its annual targets for sales and operating margins, which may jeopardize the Company's financial solvency and/or its ability to pay its employees, vendors, stockholders and/or other parties.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Bruce Rossiter	490	"a" voting common stock (" 'a' stock")	49.0
Eric Westman MD	490	"a" voting common stock (" 'a' stock")	49.0

The Company's Securities

The Company has authorized "A" Voting Common Stock (" 'A' Stock"), "B" Non-Voting Common Stock ("'B' Stock"), "A" Preferred Shares, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,229,166 of "B" Non-Voting Common Stock ("'B' Stock").We're also allowing up to 222,916 Bonus shares.

"A" Voting Common Stock (" 'A' Stock")

The amount of security authorized is 50,000,000 with a total of 1,000 outstanding.

Voting Rights

The 'A' Stock shall have one vote per share in all matters in which the Company's bylaws or state law allows.

Material Rights

The 'A' Stock shall not be entitled to receive dividends of any kind. The 'A' Stock shall not be entitled to receive distributions upon any voluntary or involuntary liquidation, distribution or winding up of the Company or any "Deemed Liquidation Event". Each of the following is a Deemed Liquidation Event: (a) a merger or consolidation in which (i) the Company is a constituent party or (ii) a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary thereof in which the shares of capital stock of the Company or such subsidiary, as applicable, outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (A) the surviving or resulting party or (B) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of 50% or more of (i) the Company's voting equity interests or (ii) the assets of the Company and its subsidiaries, on a consolidated basis, or, if 50% or more of the assets of the Company and its subsidiaries, on a consolidated basis, are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company, except where such sale, lease, transfer, exclusive license or other disposition is to the Company or one or more wholly-owned subsidiaries of the Company.

"B" Non-Voting Common Stock ("'B' Stock")

The amount of security authorized is 50,000,000 with a total of 15,187,499 outstanding.

Voting Rights

There are no voting rights associated with "B" Non-Voting Common Stock ("'B' Stock").

Material Rights

'B' Stock is entitled to receive dividends and distributions of value as declared by the Board of Directors. 'B' Stock does not have voting rights. New shares of 'B' Stock must be authorized by a majority vote of the 'A' Stock. Once a majority of 'A' Stock has authorized new amounts of 'B' Stock, those 'B' Stock shares may be offered to individuals in return for the value required by a majority of the Board of Directors or as provided under various stock option plans and the like approved by a majority of the Board of Directors. The number of outstanding shares of 'B' Stock includes on a fully diluted basis (a) 1,204,929 shares for the Convertible Note as if converted on October 13, 2018, and (b) 1,101,206 shares set aside for the Company'' stock incentive plan, where no shares or options have been issued under the stock incentive plan as of September 30, 2018.

"A" Preferred Shares

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with "A" Preferred Shares.

Material Rights

The "A" Preferred Shares shall bear preferred dividend as defined and authorized by the Board of Directors. In distribution and liquidation, it shall be subordinated to all liabilities of the Company, but be senior to all 'A' Stock and 'B' Stock.

Convertible Note

The security will convert into 'b' stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $448,621.00
Maturity Date: April 17, 2021
Interest Rate: 10.9%
Discount Rate: 20.0%
Valuation Cap: $0.00
Conversion Trigger: The Convertible Note will convert into an equity ownership interest automatically on the closing date of a third-party equity financing transaction (or the first closing date of a group of related such transactions) in which the Company receives at least One Million Dollars ($1,000,000) in cumulative gross proceeds, including conversion of the Convertible Note and any other equity securities or convertible notes outstanding, but excluding any other funds retrieved by the Company, including, without limitation, grants and corporate revenue (the "Equity Transaction"). The effect will be to convert 1.25 times the outstanding principal amounts plus accrued but unpaid interest as of the date of the conversion into an equity interest of equal dollar value based on the lowest per unit purchase price paid or payable in the Equity Transaction as of the same date.

Material Rights

The Convertible Note grants Noteholders a security interest in all right, title, and interest currently owned or hereafter acquired by Company in and to the tangible and intangible personal property of Company including, but not limited to, the following: Accounts, Chattel Paper, Documents, Commer-cial tort claims, Commingled Goods, Consumer Goods, Deposit Accounts, Equipment, Fixtures, General Intangibles, Healthcare-insurance receivables, Instruments, Inventory, Investment Property, Letter-of-credit Rights, Money, Payment Intangibles, Proceeds, Software, Books, and Supporting Obligations, including Accessions to any of the foregoing and Proceeds of all the foregoing (the "Collateral") (with all capitalized terms having the meanings defined for them in the Uniform Commercial Code). Upon written request of Noteholders, Company will subordinate the security interests granted pursuant to the Convertible Note agreement to the holders of all existing and future purchase money security interests granted by Noteholders in the Collateral.

The conversion of the note is included on a fully diluted basis in the 15,187,499 outstanding shares of 'B' Stock as of October 13, 2017.

What it means to be a minority holder

As an investor in the Company's 'B' Stock, you will have no rights in regards to the Company's corporate actions, including additional issuance of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,432,515.50
  Number of Securities Sold: 11,566,393
  Use of proceeds: Operations
  Date: March 03, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $448,621.00
  Use of proceeds: Operations, marketing, opening of new clinics
  Date: October 12, 2018

Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:
The Company has been operating since inception mostly in research and development mode with limited outreach and marketing. The increase in revenue and gross profit from 2016 to 2017 is a result of increases in lead-generation marketing and successful conversions of leads to paying customers. Operating expenses increased 9% from 2016 to 2017 mostly to pay for increased marketing expenses (services, travel). Current operations continue to increase revenue with minimal increases in expense.

Historical results and cash flows:
The Company expects revenue to increase faster than operating expense, especially as the first group of clinics offering the Company's services open during the remainder of 2018 and early 2019.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
The Company's capital resources consist entirely of cash on hand. The Company does not currently have and has never had any lines of credit, loans or credit card accounts.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
The funds from this campaign are critical to Company operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary for the viability of the Company. Assuming the offering raises its maximum of $1,069,999.68, approximately 90% of the Company's funds will made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
2-3 months based on current cash on hand plus plus customer revenue plus minimum offering raise less operating expenses primarily consisting of $60,000 per month for team compensation.

How long will you be able to operate the company if you raise your maximum funding goal?
8-10 months based on current monthly operating expenses plus customer revenue plus expansions in marketing and personnel.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
Contemplated future raises include a Regulation A+ campaign to start during the first half of 2019

Indebtedness

- **Creditor:** Convertible Note sold to 32 individuals during 2018
  Amount Owed: $448,621.00
  Interest Rate: 11.0%
  Maturity Date: April 17, 2021
  The Convertible Notes will convert into equity ownership interest automatically on the closing date of a third-party equity financing transaction (or the first closing date of a group of related such transactions) in which the Company receives at least One Million Dollars ($1,000,000) in cumulative gross proceeds, including conversion of the Convertible Note and any other equity securities or convertible notes outstanding, but excluding any other funds retrieved by the Company, including, without limitation, grants and corporate revenue (the "Equity Transaction"). The effect will be to convert 1.25 times the outstanding principal amounts plus accrued but unpaid interest as of the date of the conversion into an equity interest of equal dollar value based on the lowest per unit purchase price paid or payable in the Equity Transaction as of the same date. The Convertible Note grants Noteholders a security interest in all right, title, and interest currently owned or hereafter acquired by Company in and to the tangible and intangible personal property of Company including, but not limited to, the following: Accounts, Chattel Paper, Documents, Commer-cial tort claims, Commingled Goods, Consumer Goods, Deposit Accounts, Equipment, Fixtures, General Intangibles, Healthcare-insurance receivables, Instruments, Inventory, Investment Property, Letter-of-credit Rights, Money, Payment

Intangibles, Proceeds, Software, Books, and Supporting Obligations, including Accessions to any of the foregoing and Proceeds of all the foregoing (the "Collateral") (with all capitalized terms having the meanings defined for them in the Uniform Commercial Code). Upon written request of Noteholders, Company will subordinate the security interests granted pursuant to the Convertible Note agreement to the holders of all existing and future purchase money security interests granted by Noteholders in the Collateral.

Related Party Transactions

- **Name of Entity:** Richard Koffler
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Unpaid invoices (accounts payable) for services rendered
  Material Terms: The Company owed Mr Koffler $8,611 and $8,000 at the end of fiscal years December 31, 2017 and December 31, 2016 respectively for unpaid invoices submitted by him for services rendered to the Company.

- **Name of Entity:** Bruce Rossiter
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Unpaid invoices (accounts payable) for services rendered
  Material Terms: The Company owed Mr Rossiter $8,000 and $19,495 at the end of fiscal years December 31, 2017 and December 31, 2016 respectively for unpaid invoices submitted by him for services rendered to the Company.

- **Name of Entity:** Sherron Kittle
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Unpaid invoices (accounts payable) for services rendered
  Material Terms: The Company owed Ms. Kittle $8,000 at the end of fiscal year ending December 31, 2016 for unpaid invoices submitted by her for services rendered to the Company.

- **Name of Entity:** Eric Westman MD
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Management services agreement
  Material Terms: The Company entered into a verbal agreement with Dr Westman during the year ended December 31, 2016 to provide management services at his solo physician practice clinic. The clinic offers the Company's HEALcare service. The agreement is cancellable and has no monthly minimums. During the years ended December 31, 2017 and 2016 the Company had revenue under this agreement totaling approximately $54,000 and $15,000 respectively.

Valuation

Pre-Money Valuation: $7,290,000.00

Valuation Details: The Company's valuation was determined by Carta Valuations LLC based on financial and other information provided to them by the Company. Carta Valuations used valuation techniques and methods that rely on recommendations by the American Institute of Certified Public Accountants in its Audit and Accounting Practice Aid, and conform to generally accepted valuation practices.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.84 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Company Employment*
  94.0%
  The Company operates with a very small team of professionals to fulfill management, operations, human-resources management, sales and marketing.

If we raise the over allotment amount of $1,069,999.68, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  10.0%
  The Company's marketing consists primarily of online, direct-response and grassroots events to find individuals who are prospective participants in the Company's weight-loss and diabetes-management programs. The Company also exhibits at several conferences and workshops targeted at individuals interested in learning about ketogenic diets and medicine.

- *Company Employment*
  40.0%
  The Company operates with a very small team of professionals to fulfill management, operations, human-resources management, sales and marketing.

- *Operations*
  15.0%
  The Company has a small central operating expense (mostly consisting of cloud-based information technology systems and insurance) and modest operating at its clinics (rent, information technology, insurance).

- *Opening of new clinics*

10.0%

Opening of new clinics requires one-time legal and start-up supplies expenses, and initial marketing expense.

- *Fundraising*
14.0%
The Company plans to offer a Regulation A+ capital raise in 2019.

- *Vendor repayments*
5.0%
The Company has unpaid, unsecured obligations to law firms and other vendors.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://healclinics.com/ (The company will make annual reports available at healclinics.com/shareholders in the section labeled 'Financial statements'. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/healcare

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR HEAL Diabetes Clinics, Inc.

[See attached]

HEAL DIABETES CLINICS, INC.
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016
UNAUDITED

CONTENTS

	Page
Independent Accountant's Review Report	1-2
Consolidated Financial Statements:	
Consolidated Balance Sheets	3-4
Consolidated Statements of Operations	5
Consolidated Statement of Stockholders' Deficit	6
Consolidated Statements of Cash Flows	7-8
Notes to Consolidated Financial Statements	9-20



Independent Accountant's Review Report

To the Board of Directors
HEAL Diabetes Clinics, Inc.
Pacific Palisades, California

We have reviewed the accompanying consolidated financial statements of HEAL Diabetes Clinics, Inc. (a Nevada Corporation) and Subsidiary, which comprise the consolidated balance sheets as of December 31, 2017 and 2016 and the related consolidated statements of operations, stockholders' deficit and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

1

16530 Ventura Blvd., Suite 305, Encino, CA 91436 • t (818) 783 0570 • f (818) 783 7902 • www.LGSHCPA.com

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a stockholders' deficit that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

LGSH LLP

Encino, California
October 9, 2018

16530 Ventura Blvd., Suite 305, Encino, CA 91436 • t (818) 783 0570 • f (818) 783 7902 • www.LGSHCPA.com

HEAL DIABETES CLINICS, INC.
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2017 AND 2016

ASSETS

	2017	2016
Current assets:		
Cash and cash equivalents	$ 51,875	$ 30,900
Prepaid expenses and other current assets	7,931	2,473
Total current assets	59,806	33,373
Property and equipment, net	570	2,097
Intangible assets	2,932	2,490
Total assets	$ 63,308	$ 37,960

HEAL DIABETES CLINICS, INC.
AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2017 AND 2016
(Continued)

LIABILITIES AND STOCKHOLDERS' DEFICIT

	2017	2016
Current liabilities:		
Accounts payable and accrued expenses	$ 102,746	$ 48,495
Due to related parties	16,611	35,495
Deferred revenue	2,690	-
Deferred compensation	496,487	297,737
Total liabilities	618,534	381,727
Commitments and contingencies (Note 5)		
Stockholders' deficit:		
Class A Common stock, no par value: 50,000,000 shares authorized; 1,000 shares issued and outstanding, respectively	10	10
Class B Common stock, no par value: 50,000,000 shares authorized; 11,486,390 and 11,076,012 shares outstanding, respectively	1,338,933	823,783
Accumulated deficit	(1,894,169)	(1,167,560)
Total stockholders' deficit	(555,226)	(343,767)
Total liabilities and stockholders' deficit	$ 63,308	$ 37,960

HEAL DIABETES CLINICS, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Revenue, net	$ 99,596	$ 24,046
Cost of revenue	48,451	28,696
Gross profit (loss)	51,145	(4,650)
Operating expenses:		
Advertising and marketing expense	21,119	19,362
Computer expense	10,965	4,467
Deferred compensation	192,109	170,267
Depreciation expense	589	559
Insurance expense	5,933	5,537
Other operating expenses	17,574	11,561
Other taxes	26,862	19,017
Outside services	415,093	449,675
Professional fees	40,241	11,934
Rent expense	5,126	6,746
Travel and entertainment	40,730	11,126
Total operating expenses	776,341	710,251
Loss from operations	(725,196)	(714,901)
Other income (expense):		
Other income	125	1
Loss on disposal of assets	(1,538)	-
	(1,413)	1
Loss before provision for income taxes	(726,609)	(714,900)
Provision for income taxes	-	-
Net loss	$ (726,609)	$ (714,900)

HEAL DIABETES CLINICS, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT

YEARS ENDED DECEMBER 31, 2017 AND 2016

	Series A Common Stock		Series B Common Stock		Accumulated Deficit	Stockholders' Deficit
	Shares	Amount	Shares	Amount		
Balance, January 1, 2016	1,000	$ 10	10,720,895	$ 419,261	$ (452,660)	$ (33,389)
Issuance of Series B Common Stock for cash	-	-	349,082	396,978	-	396,978
Issuance of Series B Common Stock for services	-	-	6,035	7,544	-	7,544
Net loss	-	-	-	-	(714,900)	(714,900)
Balance, December 31, 2016	1,000	10	11,076,012	823,783	(1,167,560)	(343,767)
Issuance of Series B Common Stock for cash	-	-	408,778	513,150	-	513,150
Issuance of Series B Common Stock for services	-	-	1,600	2,000	-	2,000
Net loss	-	-	-	-	(726,609)	(726,609)
Balance, December 31, 2017	1,000	$ 10	11,486,390	$1,338,933	$(1,894,169)	$ (555,226)

See independent accountant's review report and notes to consolidated financial statements.

6

HEAL DIABETES CLINICS, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Cash flows from operating activities:		
Net loss	$ (726,609)	$ (714,900)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Depreciation and amortization	589	559
Common stock issued for services	2,000	7,544
Loss on disposal of property and equipment	1,538	-
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	(5,458)	3,210
Due from related parties	-	32,300
Accounts payable and accrued expenses	54,251	33,630
Deferred revenue	2,690	-
Due to related parties	(18,884)	35,495
Deferred compensation	198,750	193,611
Net cash used by operating activities	(491,133)	(408,551)
Cash flows from investing activities:		
Purchases of property and equipment	(600)	-
Purchases of trademark	(442)	(2,490)
Net cash used by investing activities	(1,042)	(2,490)
Cash flows from financing activities:		
Series B Common stock issued for cash	513,150	396,978
Net cash provided by financing activities	513,150	396,978
Net increase (decrease) in cash and cash equivalents	20,975	(14,063)
Cash and cash equivalents, beginning of year	30,900	44,963
Cash and cash equivalents, end of year	$ 51,875	$ 30,900

See independent accountant's review report and notes to consolidated financial statements.

7

HEAL DIABETES CLINICS, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2017 AND 2016
(Continued)

	2017	2016
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

Non cash transactions:
  During the years ended December 31, 2017 and 2016, the Company issued 1,600 and 6,035 shares of common stock for services valued at $2,000 and $7,544, respectively.

  During the year ended December 31, 2017, the Company trasnferred ownership of a computer to an officer of the Company for no consideration with a net book value of $1,538.

HEAL DIABETES CLINICS, INC.
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

(See independent accountant's review report)

1. Summary of significant accounting policies:

Description of business:
The accompanying consolidated financial statements include the accounts of:

- HEAL Diabetes Clinics, Inc. ("HDC"), incorporated on July 16, 2014 under the laws of the State of Nevada. HDC operates two lines of business based on the HEALcare program:

  (1) the HEALcare non-medical weight-loss program, and
  (2) management services provided to clinics offering the HEALcare medically supervised weight-loss and diabetes-management program.

  HDC provides management services in Durham, North Carolina (see note 3); and

- HEAL Clinics of Virginia, LLC ("HCV"), formed on June 28, 2017 under the laws of the State of Wyoming and with permission to operate in Virginia. HCV shall continue in perpetuity, unless sooner terminated as provided in their operating agreement. HCV owns clinics offering the HEALcare medically supervised weight-loss and diabetes-management program and facility located in Roanoke and Chesapeake, Virginia. HCV is 100% owned by HDC.

HDC and HCV are collectively referred to as the Company. The Company's corporate office is located in Pacific Palisades, California.

Basis of presentation:
The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, the consolidated financial statements include all necessary adjustments for a fair presentation of the financial position and results of operations for the year ended December 31, 2017 and 2016.

All intercompany transactions (which are primarily intercompany loans) have been eliminated in consolidation.

Going concern:
The Company has incurred losses from operations of $726,609 and $714,900 and used cash relating to operating activities of $491,133 and $408,551 for the years ended December 31, 2017 and 2016. The Company also has a working capital deficit and a stockholders' deficit of $555,226 and $343,767, respectively, as of December 31, 2017 and 2016, respectively. As discussed in Notes 5 and 8, on May 10, 2018, the Company also entered into a Transition Agreement (the "Agreement") with a shareholder to repurchase shares of their Class B Common Stock for a purchase price of $5,000 to $8,000 a month, at the last price established by the Board for sales to any investor or potential investor.

HEAL DIABETES CLINICS, INC.
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

(See independent accountant's review report)

(Continued)

1. Summary of significant accounting policies (continued):

   Going concern (continued):
   The Company's activities have been primarily financed from inception to December 31, 2017 through the issuance of Class B common stock as follows:

   Sale of Series Class B Common Stock for cash - during the period from July 16, 2014 (inception) to December 31, 2017, the Company issued 1,471,605 shares of its Class B Common Stock for gross proceeds of $1,324,500 (see note 6); and

   During the year ending December 31, 2018, management plans on raising additional funds to fully launch and expand the Company in 2018; however, there can be no assurance that adequate funding will be available on acceptable terms, if at all. Management believes that with additional funding raised through debt or equity financing, as well as projected revenue generated through operations, there will be sufficient funds to enable the Company to meet its obligations in the foreseeable future.

   Subsequent to December 31, 2017, the Company raised additional financing through the issuance of Class B Common Stock and Convertible Notes Payable as follows:

   Sale of Series Class B Common Stock - during the period from January 1, 2018 through the date of this report, the Company issued 72,323 shares of its Class B Common Stock for gross proceeds of $110,400 (see note 8).

   Issuance of Convertible Notes Payable - during the period from January 1, 2018 through the date of this report, the Company issued 30 Convertible Notes Payable for gross proceeds of $428,621 (see note 8).

   If anticipated operating results are not achieved, the Company may require additional funds to continue operations and/or may need to reduce operating expenses, which could be detrimental to the ability of the Company to continue as a going concern. Accordingly, there is substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements, however, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

HEAL DIABETES CLINICS, INC.
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

(See independent accountant's review report)

(Continued)

1. Summary of significant accounting policies (continued):

Use of estimates:
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates and could materially affect the reported amounts of assets and liabilities and future operating results. Significant estimates used in the preparation of the financial statements include those related to the evaluation of impairment of long-lived assets and depreciation expense.

Cash and cash equivalents:
The Company considers all highly liquid investments purchased with original maturities of up to three months and all money market accounts to be cash equivalents.

Concentration of credit risk:
Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents. The Company's cash and cash equivalents, at times, are deposited in regular checking accounts and money market accounts with financial institutions in the United States of America and, at times, balances may exceed federally insured limits. The Company does not expect to incur any losses related to these balances. At December 31, 2017 and 2016, cash and cash equivalents did not exceed federally insured limits.

Revenue:
The Company recognizes revenue when the earnings process is complete. The Company records revenue for its services and the related receivables, if any, at the time services or products are provided or delivered to the customer. Upon delivery of products or services, the Company has no additional performance obligation to the customer. Revenue collected in advance of services being performed are deferred by the Company until services are performed. As of December 31, 2017 and 2016, the Company had deferred revenue totaling $2,690 and $0, respectively.

Accounts receivable:
Accounts receivable, if any, are carried at original invoice amount less an estimate made for doubtful accounts. The allowance for doubtful accounts is determined by evaluating customer's receivables and considering customer's financial condition, credit history and current economic conditions. At December 31, 2017 management determined no allowance for doubtful accounts was needed. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. Management determines the past due status of accounts receivables based on contractual terms with each customer. Interest is generally not charged on past due customer accounts. The Company did not have any accounts receivable as of December 31, 2017 and 2016.

11

1. Summary of significant accounting policies (continued):

Property and equipment:
Property and equipment is recorded at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized over the shorter of the lease term or the useful life of the asset. Maintenance and repairs that do not extend the life or improve the asset are expensed in the year incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized. For the year ended December 31, 2017 and 2016, depreciation and amortization expense was $589 and $559, respectively.

Intangible assets:
Intangible assets consist of trademark costs and represent capitalizable costs in accordance with the provisions of Accounting Standards Codification ("ASC") 350-30, Intangibles – Goodwill and Other. These costs relate to the acquisition and registration of the Company's trademarks. Trademarks have an indefinite life and are not amortized. Capitalized trademark costs totaled $2,932 and $2,490 as of December 31, 2017 and 2016, respectively.

Impairment of long-lived assets:
The Company periodically assesses the impairment of long-lived assets, including property and equipment, notes receivable and deposits. If indicators of asset impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through the undiscounted future expected operating cash flows. If impairment is indicated, the Company records the amount of such impairment for the excess of the carrying value of the asset over its estimated fair value. During the year ended December 31, 2017 and 2016, the Company had no impairments of its long-lived assets.

Fair value:
The fair values of all reported assets and liabilities, which represent financial instruments, none of which are held for trading purposes, approximates the carrying values of such accounts.

Income taxes:
Income taxes are accounted for under the asset and liability method in accordance with ASC 740, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

HEAL DIABETES CLINICS, INC.
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

(See independent accountant's review report)

(Continued)

1. Summary of significant accounting policies (continued):

   Income taxes (continued):
   The likelihood of realizing the tax benefits related to a potential deferred tax asset is evaluated, and a valuation allowance is recognized to reduce that deferred tax asset if it is more likely than not that all or some portion of the deferred tax asset will not be realized. Deferred tax assets and liabilities are calculated at the beginning and end of the period.

   The change in the sum of the deferred tax asset, valuation allowance and deferred tax liability during the period generally is recognized as a deferred tax expense or benefit. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

   The Company also follows accounting guidance for uncertainty in income taxes, which establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

   The amount recognized is subject to estimation and management judgment with respect to the likely outcome of each uncertain tax position.

   The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. There were no unrecognized tax benefits as of December 31, 2017 and 2016. The Company does not believe it is reasonably possible that its unrecognized tax benefits will significantly change within the next twelve months.

   The Company recognizes interest and penalties related to unrecognized tax positions as income tax expense. As of December 31, 2017 and 2016, the Company did not incur any related interest or penalties.

   The Company is subject to tax examination by the U.S. federal and state tax authorities for the tax years 2014 and onwards.

   Advertising costs:
   The Company expenses advertising costs as incurred. For the year ended December 31, 2017 and 2016, advertising costs were $21,119 and $19,362, respectively, and included in advertising and marketing expense.

HEAL DIABETES CLINICS, INC.
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

(See independent accountant's review report)

(Continued)

2. Property and equipment:

Property and equipment consists of the following at December 31, 2017 and 2016:

	2017	2016
Furniture and fixtures	$ 600	$ -
Computer equipment	-	2,796
	600	2,796
Less accumulated depreciation and amortization	(30)	(699)
	$ 570	$ 2,097

3. Related party transactions:

Due to related parties:
The Company has a payable to certain related parties for services performed totaling $16,611 and $35,495, respectively, as of December 31, 2017 and 2016.

Management service agreement:
The Company entered into a verbal agreement with a related party (shareholder and board member) during the year ended December 31, 2016 to provide management services at the related party's solo physician practice clinic. The clinic offers the HEALcare medically supervised weight-loss and diabetes-management program. The agreement is cancellable and has no monthly minimums. During the years ended December 31, 2017 and 2016, the Company had revenue under this agreement totaling approximately $54,000 and $15,000, respectively.

4. Deferred compensation:

The Company has accrued deferred compensation to certain employees and contractors totaling $496,487 and $297,737 as of December 31, 2017 and 2016, respectively. For the year ended December 31, 2017 and 2016, deferred compensation expense was $198,750 and $193,611, respectively which is recorded in cost of sales and operating expenses. Deferred compensation will be converted into Class B Common Stock during the year ended December 31, 2018 at a valuation to be determined during 2018. (see note 8).

5. Commitments and contingencies:

Operating lease commitments:
The Company is obligated under the terms of a cancellable operating lease for its operating facility located in Virginia. Rent expense under the facility and other short term leases was $5,126 and $6,746 for the years ended December 31, 2017 and 2016, respectively.

Automobile guarantee:
A shareholder of the Company purchased an automobile for personal use but used the Company to facilitate the purchase. The automobile and related loan have not been recorded by the Company as of December 31, 2017, but the Company would be liable to the financial institution if the shareholder defaulted on the loan. As of December 31, 2017, the outstanding balance due on the automobile was $28,032. Subsequent to December 31, 2017, the Company had the shareholder remove the Company from the loan documents and any associated liability.

Guarantees:
The Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. The term of the indemnification period is for the officers or directors lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. As of December 31, 2017, the Company was not aware of any pending liabilities.

Legal contingencies:
The Company is involved from time to time in routine legal matters arising in the ordinary course of business. In the opinion of the Company's management, resolution of such matters will not have a material effect on its financial position, results of operations or cash flows.

Transition agreement:
As discussed in Notes 1 and 8, on May 10, 2018, subsequent to year end, the Company entered into an Agreement with a shareholder to repurchase shares of their Class B Common Stock for a purchase price of $5,000 to $8,000 a month, at the last price established by the Board for sales to any investor or potential investor. In the event the Company's cash available in any month is insufficient to satisfy fully its obligations under the Agreement and to its employees, the cash available shall be allocated to the purchase of shares in the same manner as it is allocated to payments to management employees. Based on the terms of this Agreement, the Company will have a commitment to pay $60,000 to $96,000 per year which shall continue in perpetuity until all shares of Class B Common Stock have been repurchased or shall terminate in the event of any bankruptcy, dissolution, liquidation or receivership of the Company, or in the event of any change of control of the Company other than the divestiture of the Class B Common Stock shares. As of December 31, 2017, the shareholder has 5,000,000 shares of Class B Common Stock outstanding.

HEAL DIABETES CLINICS, INC.
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

(See independent accountant's review report)

(Continued)

6. Stockholders' equity (deficit):

Common stock:
The Company is authorized to issue two classes of common stock, Class A Common Stock ("Common Stock A") and Class B Common Stock ("Common Stock B"), collectively referred to as (the "Common Stock").

a. Class A Voting Common Stock is the only class of stock that is entitled to vote on matters that come before the Shareholders, including as to nominating and electing each and all members of the Board of Directors. Common Stock A entitles its holders to one vote per share. It shall not be entitled to receive dividends or distributions of value. New shares of Class A Common Stock may only be issued by a majority vote of the Class A Common Stockholders.

Issuance of founders shares of Common Stock A:
During July 2014, the Company issued 1,000 shares of its Class A Common Stock to its two founding shareholders for gross proceeds of $100. Subsequently, on May, 10, 2018, one shareholder sold 20 shares of their Class A Common Stock in a transaction outside the Company, to an individual.

b. Class B Non-Voting Common Stock is entitled to receive dividends or distributions as declared by the Board of Directors, but it shall have no voting rights. New shares of Class B Common Stock must be authorized by a majority vote of the Class A Common Stockholders.

The Company had the following issuances of Class B Common Stock during the period from July 16, 2014 (inception) to December 31, 2017:

	Shares Outstanding	Amount
Class B Common Stock issued to its two founding shareholders, July 2014 (inception) at approximately $.0000488 per share	10,000,000	$ 488
Common stock B issued for cash, 2014 at $0.50 per share	226,000	113,000
Common stock B issued for services, 2014 at $0.50 per share	5,500	2,750
Common stock B outstanding at December 31, 2014	10,231,500	$ 116,238

HEAL DIABETES CLINICS, INC.
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

(See independent accountant's review report)

(Continued)

6. Stockholders' equity (deficit) (continued):

	Shares Outstanding	Amount
Common stock B outstanding at December 31, 2014 (balance forward)	10,231,500	$ 116,238
Common stock B issued for cash, 2015 at $0.50 per share	367,000	183,500
Common stock B issued for cash, 2015 at $.050 per share	5,745	2,873
Common stock B issued for cash, 2015 at $1.00 per share	115,000	115,000
Common stock B issued for services, 2015 at $1.00 per share	1,650	1,650
Common stock B outstanding at December 31, 2015	10,720,895	419,261
Common stock B issued for cash, 2016 at $.050 per share	10,000	5,000
Common stock B issued for cash, 2016 at $1.00 per share	127,500	127,500
Common stock B issued for cash, 2016 at $1.25 per share	211,582	264,477
Common stock B issued for services, 2016 at $1.25 per share	6,035	7,544
Common stock B outstanding at December 31, 2016	11,076,012	823,782
Common stock B issued for cash, 2017 at $1.00 per share	21,000	21,000
Common stock B issued for cash, 2017 at $1.25 per share	372,920	466,150
Common stock B issued for cash, 2017 at $1.75 per share	14,858	26,000
Common stock B issued for services, 2017 at $1.25 per share	1,600	2,000
Common stock B issued and outstanding at December 31, 2017	11,486,390	$1,338,932

Preferred stock:
The Company is authorized to issue 50,000,000 shares of Series A Preferred shares (the "Preferred Stock"). The Preferred Stock bears a preferred dividend as defined and authorized by the Board of Directors. In liquidation, the Preferred Stock is subordinate to all liabilities of the Company but senior to all Common Stock A and B. The Company had no Preferred Stock issued as of December 31, 2017 and 2016, respectively.

HEAL DIABETES CLINICS, INC.
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

(See independent accountant's review report)

(Continued)

7. Income taxes:

   Significant components of the Company's deferred tax assets (liabilities) as of December 31, 2017 and 2016 are as follows:

	2017	2016
Net operating loss	$ 397,775	$ 245,187
Other adjustments	(115,570)	(68,192)
	282,205	176,995
Less valuation allowance	(282,205)	(176,995)
Net deferred tax	$ -	$ -

   The Company's net operating losses may be carried forward to offset future taxable income for up to 20 years for federal purposes.

   The benefit (provision) for income taxes for the years ended December 31, 2017 and 2016 is comprised of the following:

	2017	2016
Current:		
Federal	$ -	$ -
State	-	-
	-	-
Deferred:		
Federal tax benefit	106,618	110,379
State	-	-
	106,618	110,379
Less change in valuation allowance	(106,618)	(110,379)
Provisions for income taxes	$ -	$ -

HEAL DIABETES CLINICS, INC.
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

(See independent accountant's review report)

(Continued)

8. Subsequent events:

Subsequent events have been evaluated by management through October 9, 2018, which is the date the consolidated financial statements were available to be issued.

Sale of series Class B common stock:
During the period from January 1, 2018 through the date of this report, the Company issued 72,323 shares of its Class B Common Stock for gross proceeds of $110,400.

Issuance of convertible notes:
During the period from January 1, 2018 through the date of this report, the Company issued 30 Convertible Notes (the "Convertible Notes ") for gross proceeds of $428,621. The Convertible Notes bear interest at the rate of 10.9% per annum. All interest relating to the Convertible Notes will be accrued and converted to equity at the same terms as the principal amount. Principal and accrued interest is due upon written notice from the Note Holder, and such notice may not be made earlier than three years after the respective note issuance dates. Any principal payments not made when due shall bear interest at the rate of 15% per annum.

The Convertible Notes automatically convert into shares of the Company's Class B Common Stock on the first closing date of a group of related transactions in which the Company receives at least $1,000,000 in gross investment proceeds, including conversion of the Convertible Notes and any other equity securities or convertible notes outstanding. The effect will be to convert 1.25 times the outstanding principal amount, plus accrued but unpaid interest as of the date of conversion into an equity interest of equal dollar value based on the lowest per unit purchase price paid or payable in equity transaction as of the same date.

Transition agreement:
On May 10, 2018, the Company entered into an agreement (see Notes 1 and 5) with a shareholder to repurchase shares of his Class B Common Stock for a purchase price of $5,000 to $8,000 a month, at the last price established by the Board for sales to any investor or potential investor. The repurchased shares will be held as Treasury Stock by the Company, until such time they are reissued or cancelled. In the event the Company's cash available in any month is insufficient to satisfy fully its obligations under the Agreement and to its employees, the cash available shall be allocated to the purchase of shares in the same manner as it is allocated to payments to management employees. During the period from January 1, 2018 through the date of this report, the Company repurchased 25,274 shares of Class B common Stock for a total cost of $31,000 under this agreement as treasury stock.

HEAL DIABETES CLINICS, INC.
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

(See independent accountant's review report)

(Continued)

8. Subsequent events (continued):

Deferred compensation:
As discussed in Note 4, the Company as part of compensation to its contractors/employees has accrued deferred compensation that would be payable by the issuance of the Company's Class B Common Stock at a price determinable in the future. During the year ending December 31, 2018, the Company's board of directors put a plan in place to issue shares of its Class B Common Stock as payment of the deferred compensation at a price to be determined by its next raise.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



0
Investors
$0.00
Raised of $10K - $1.07M goal
HEALcare
HEAL Diabetes Clinics Inc
Health & Wellness: Diabetes, Weight loss
Small OPO Pacific Palisades, CA Health Tech Accepting International Investment



Overview Team Terms Updates Comments Share

Help Change Lives While Making a Good Investment

Invest in HEAL Clinics, co-founded by Dr. Eric Westman to put type 2 diabetes, pre-diabetes and obesity in remission with the HEAL**care** ketogenic program

HEAL Clinics is in the rapidly growing category of health and wellness providers "re-inventing" healthcare with innovative concierge, specialty care and growth-oriented business models open to investors.

The company's mission is to eradicate type 2 diabetes, pre-diabetes and obesity with its evidence-based HEAL**care**® program, **a ketogenic (low-carb) guided path developed by Dr. Eric Westman** that puts the diseases in remission without medication or injected insulin – and safe, effective weight loss without hunger or cravings. HEAL**care** patients with diabetes safely remove injected insulin from their lives typically within one to seven weeks with a

Remission from Type 2 Diabetes without "pills and needles" within 7 weeks

Weight loss that is supervised, personalized, sustainable and affordable









The HEAL**care** ketogenic program – an integrated approach

Dietary guidance







HEAL**care** dietary guidelines are uncomplicated and eliminate calorie counting, hunger, cravings and eating disliked foods.

Personalized support

Personalized behavioral coaching and support at every step of the way to ensure individuals reach their health and wellness goals.

Medical care

Medical care for individuals taking medication or injected insulin, helping them stop being "patients" so they can enjoy healthy lives.

Unparalleled leadership in ketogenic research and practice





Dr. Westman and Nurse Eberstein have keto-treated more than 64,000 patients over 43 years of combined, unmatched experience in the keto field

HEAL Clinics was co-founded by **Dr. Eric Westman**, a world renowned researcher and physician in low-carb ketogenic medicine who has successfully "keto treated" thousands of patients at Duke University's Lifestyle Medicine Clinic since 2006. He is among the few keto academics in the world who practices medicine daily, giving him first-hand practical experience on the real-life benefits and protocols of ketogenic lifestyles.

Dr. Westman co-created the HEAL**care** program with **Nurse Jacqueline Eberstein** with the mission of putting type 2 diabetes, pre-diabetes and obesity in permanent remission across the United States.

Nurse Eberstein was head nurse at the Atkins Center for Complementary Medicine for 29 years, where she "keto treated" over 60,000 patients. In 1998 she helped persuade Dr. Westman to start his scientific research into the safety and efficacy of ketogenic diets.

Accomplishments since the company started in 2014

- Developed and perfected two versions of the HEAL**care** program. Non-medical HEAL**care** is for individuals seeking to lose weight or reduce diet-

related health risks and who are not taking insulin or medication for blood-glucose control and hypertension. It is provided by telecare (phone, email, texting, videoconference). Medical HEAL**care** is for individuals with type 2 diabetes or pre-diabetes seeking to eliminate injected insulin or medication. It is provided at HEAL**care** medical clinics and by telecare.

- Piloted an innovative business and financial model to provide the HEAL**care** programs with relatively low operating expense and capital.
- Opened three HEAL**care** clinics and preparing to open five more later this year and early 2019, including one hosted by a large regional multispecialty clinic in Pinehurst NC, and several hosted by a health system in the Midwest with eight hospitals, 120 outpatient facilities and over 2100 physicians.
- Treated several hundred individuals with type 2 diabetes, pre-diabetes and obesity.
- Established the HEAL**care** brand among keto opinion-leaders.
- Assembled a core team of 21 entrepreneurs, medical professionals, behavioral coaches, clinic operations specialists and board members – all passionate about changing the world with ketogenic diets, medicine and lifestyle.

A Timely Opportunity | Get in on the Ground Floor

The market is immense and traditional treatment falls short



The market need for HEAL**care** is immense. Almost two billion people across the world live with obesity, type-2 diabetes and pre-diabetes; including over half of the U.S. population – and prevalence continues to increase. The global economic burden of diabetes and its associated diseases exceeds $1.3 trillion every year (2% of global GDP).

The current standard of medical care prescribes "pills and needles" regimens of medication and injected insulin, and weight-loss programs that emphasize counting calories and reducing fat intake. This approach treats symptoms but rarely if ever reverses the disease; in fact, evidence shows that it often worsens the patient's condition.

But these diseases are mostly preventable and reversible without "pills and needles" or counting calories. Since they are caused by eating too many carbohydrates, it's appropriate to treat them with low-carb protocols.

Now is the time to invest in HEAL Clinics

Low-carb and keto diets and medical treatment remained mostly unnoticed for years. However, recent upticks of news stories, published studies, and endorsements from celebrities and opinion leaders have been raising public awareness of keto's safety and effectiveness while helping dispel the myths that surround it.

So now is the ideal time to invest in HEAL Clinics and support its mission to put type 2 diabetes, pre-diabetes and obesity in remission with the evidence-based HEAL**care** program and a growth-driven business model.

This is a unique opportunity to share on the upside financial potential of the only global company in the "keto world" open to individual investors.

Invest today as little as $480 to start helping save lives with keto.



*A message from Dr. Eric Westman on why he co-founded HEAL Clinics and developed the HEAL**care** program.*

HEAL**care** is Effective, Safe, Uncomplicated

The HEAL**care** program is based on the research and clinical experience gathered by Dr. Westman and Nurse Eberstein during their combined 43 years of treating over 64,000 patients and publishing 45 research papers – and verified by a growing body of third-party research and medical practice.

It puts type 2 diabetes, pre-diabetes and obesity in remission by shifting from today's standard of prescribing medication or insulin after people get sick, to empowering individuals to adopt and sustain healthy lifestyles. Instead of doctors telling people to be "good patients" and to dutifully take their insulin and meds, HEAL**care** helps free patients from "pills and needles" without hunger or cravings.

The HEAL**care** program is straightforward to understand and follow. It does not use gimmicks, food diaries, special products or devices, packaged foods, smartphone apps or other complicated methods. As Dr. Westman likes to say, it is *uncomplicated keto*.

But uncomplicated does not mean simplistic. HEAL**care**'s fundamental components are sophisticated, evidence-based **one-on-one personalized guidance and support**, and **peer-group behavioral coaching**. Research shows that these are essential for the sustained lifestyle changes necessary to keep obesity and diabetes in remission because medical treatment is not enough for long-term success. HEAL**care**'s behavioral coaches continuously assess progress, customize each individual's diet, prevent adverse effects, develop realistic expectations, promote accountability, and help overcome roadblocks like stress, food addiction, old habits, bad advice, and pressure from friends and relatives.

Dr. Westman's results: 98% of patients eliminate injected insulin within 1-7 weeks of starting keto diet



Ketogenic diets have also shown to treat or mitigate medical conditions such as cardiovascular disease, high blood pressure, polycystic ovary syndrome

(PCOS), acid reflux (GERD), irritable bowel syndrome (IBS), non-alcoholic fatty liver disease, epilepsy, neurodegenerative diseases, and McArdle disease.

HEAL**care** Transforms Lives



*"I highly recommend HEAL**care** to anyone who wants to take their life back. It works and I am proud to be part of the team. I thank God daily for blessing me with a new life."*

– Tammy Gentry

"My husband and I believe in the benefits of this lifestyle so much that when we found that HEAL Clinics follows the same protocol that helped us improve our health, we became investors."

– Kathy Nichols

*"HEAL**care** opened my eyes to what I couldn't see for so many years. Today I am proudly living my dream, medication free and healthier than I have ever been in my life."*

– Cara Lloyd

"For the first time in my life, I am no longer at war with food, the scales, and best of all, no longer at war with myself....Dr. Westman's approach saved my life."

– Lynne Ivey

The Nuts and Bolts

Innovative care-delivery model compliant with Federal and State regulations



HEAL**care** Clinic   Established Medical Practice

The simple and efficient HEAL**care** enrollment process starts with an initial health assessment to determine if the individual requires medical supervision under the HEAL**care** medical program.

When the patient requires medical care, for legal and quality reasons the first visit is in person with a HEAL**care** clinician at a HEAL**care** medical clinic. If the patient wishes, some medical follow-ups are done remotely by telecare (phone, email, texting, videoconference). The HEAL**care** non-medical program and all peer-group behavioral coaching is provided remotely by telecare.

Because the focus is on deeply personalized care and lifestyle guidance – not just medical treatment – HEAL**care** clinicians are nurse practitioners and physician's assistants instead of doctors, which also significantly lowers operating costs.

HEAL**care** clinicians and coaches "walk the keto walk" transforming their own lives with keto lifestyles. They are rigorously trained and supervised in the HEAL**care** protocol by Dr. Westman and Nurse Eberstein.

HEAL**care** medical clinics are located inside existing third-party medical practices and clinics. This clinic-in-clinic model minimizes the need for capital compared to creating stand-alone clinics, and jumpstarts patient flow with referrals from hosts. Host providers benefit by offering a much needed service that they cannot deliver to their patients with HEAL**care**'s low fees, deep personalization and high-quality outcomes.

HEAL Clinics owns the HEAL**care** clinics where State regulation permits it; otherwise, the clinics are owned by third-party physicians with HEAL Clinics acting as the exclusive management services organization and licensor of the HEAL**care** brand and methods.

Affordable cost

HEAL**care** is available for an affordable, fixed monthly fee that covers all care – there are no add-ons or surcharges. The monthly fee ranges from $75 to $395 based on the individual's medical condition.

The monthly fee is typically less than the cost of medication and insulin – and it goes down as the individual's health improves, often within weeks.



HEAL**care**'s competitive advantage

HEAL Clinics' main competitors are local and regional companies:

- Medical practices, hospitals and clinics that mostly prescribe "pills and needles" treatments, and low-fat diets.
- Non-medical weight-loss programs that wrongly emphasize counting calories and reducing fat intake.
- Minor keto coaching programs that target weight loss without medical treatment.
- Virta Health, a company that helps treat type 2 diabetes with ketogenic guidance using digital tools.

HEALcare's key distinguishing features are:

- A holistic, integrated program that treats the entire disease spectrum – from type 2 diabetes to obesity – not just one end or the other.
- Emphasis on personalized one-on-one guided support and peer-supported behavioral coaching that research shows are required for *sustained* disease remission.
- Convenient access to care at a growing national network of HEAL**care** clinic locations, and with extensive use of telecare.
- **The only program created and guided by Dr. Westman.**

Poised for Success in Rapid-Growth Stage



Six key factors for consideration as a prospective investor:

- Modest need for growth capital because HEAL**care** clinics are located inside established third-party medical practices and clinics.
- Business and care models verified in three HEAL**care** clinics (Durham NC, Chesapeake VA, Roanoke VA).
- Five new HEAL**care** clinics preparing to open by early 2019, including



one hosted by a large regional multispecialty clinic in Pinehurst NC, and several hosted by a health system in the Midwest with eight hospitals, 120 outpatient facilities and over 2100 physicians.

- Plan for 2022: 200+ HEAL**care** clinics across the US that will have changed over 100,000 live (contingent on maintaining adequate level of financing and the execution of final agreements with third parties)
- HEAL**care** brand already well known and supported by keto educators and influencers.
- Co-founder Dr. Eric Westman and HEAL**care** program co-developer Nurse Jacqueline Eberstein promote HEAL**care** when speaking at many keto and low-carb events and conferences across the globe.

The Investment Offering

HEAL Clinics is offering $1,069,999.68 in Common B Non-voting Stock at $0.48 per share at a pre-money valuation of $7,290,000.
Investors will obtain the same class of shares as the company's founders, team and previous investors.
Minimum investment: $480 (1,000 shares).

INVESTOR PERKS *

- **$1,000 – HEALcare gift certificate for $50**
  A $50 gift certificate for any HEAL**care** service.
- **$2,500 – Phone consultation with Dr. Eric Westman**
  Previous perk plus a private one-hour phone consultation with Dr. Eric Westman.
- **$5,000 – HEALcare gift certificate for $500**
  All previous perks plus a $500 gift certificate for any HEAL**care** service.
- **$20,000 – Private dining with Dr. Eric Westman at LowCarbUSA 2019 in San Diego**
  All previous perks plus a paid registration pass to the LowCarbUSA 2019 conference in San Diego and an invitation to a private gourmet keto dinner during the conference with Dr. Eric Westman and other $20,000+ investors. Does not include travel or accommodations.
- **Early Bird Discount**
  Investors who invest within the first 72 hours will receive a 6% early bird discount on the price per share ($0.45).

** Investors receive these perks when their investments meet or exceed the amounts shown.*
**Perks are transferable to relatives or friends but cannot be sold. All perks are provided after the offering is complete.*



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Use of funds raised by the offering

- Open new HEAL**care** clinics to bring highly needed keto care to many locations across the United States.
- Deploy marketing and lead-generation campaigns to promote top-line growth by recruiting prospective HEAL**care** patients and third-party medical facilities interested in hosting HEAL**care** clinics.
- Offer HEAL**care** to self-insured employers seeking to lower the healthcare cost of their employees with diabetes and pre-diabetes.
- Continue developing HEAL**care** into the most trusted national brand in ketogenic medicine and lifestyle.
- Expand back office and infrastructure to support growth and impeccable customer satisfaction.

Commitment and Passion to "Change the World"

HEAL Clinics embodies the vision to "change the world" with keto shared by Dr. Westman and Nurse Eberstein, two of the most respected thought leaders and clinical practitioners in the low-carb world.

Both realized from the company's first day that a profitable, growth-driven business is as important as a safe, effective program like HEAL**care**, so they helped recruit experienced entrepreneurs, medical professionals, behavioral coaches, operations specialists and board members – all passionate about changing the world with keto.

43 YEARS
COMBINED
EXPERIENCE
64,000+
PATIENTS
SUCCESSFUL
TYPE 2 DIABETES
REMISSION

ERIC WESTMAN, MD MHS

- Board-certified in internal and obesity medicine
- 45+ peer-reviewed research paper on obesity and diabetes
- Past Chairman of the Board of the Obesity Medicine Association
- Recognized by the Obesity Medicine Association as Bariatrician of the Year, and Steelman-Seim Educator for advancing the cause of health care through education and teaching
- Author of three books: New York Times best-seller *The New Atkins for a New You*, *Keto Clarity*, and *Cholesterol Clarity*
- Co-editor of the textbook *Obesity: Evaluation and Treatment Essentials*

JACQUELINE EBERSTEIN, RN

- Head nurse at the Atkins Center for Complementary Medicine from 1978 until 2003
- Contributor to Dr. Bob Atkins' books, newsletters, magazine and the Atkins at Sea Low-Carb Cruise
- Co-author of the best-selling book *Atkins Diabetes Revolution*





Nurse Jacqueline Eberstein joins Dr. Robert Atkins at the Atkins Center for Complementary Medicine in New York City, where she'll see over 60,000 patients until 2003.



Dr. Atkins invites Dr. Westman to visit. Dr. Westman meets Nurse Eberstein, likes what he sees, and returns to Duke open minded yet skeptical.



Duke UNIVERSITY

Dr. Westman publishes the results of his first clinical trial showing that ketogenic diets are effective.



KETO

Dr. Westman converts his medical practice to follow a ketogenic protocol, and establishes the Duke Lifestyle Medicine Clinic. Patients from across the globe often wait months to see him.



The HEALcare non-medical weight-loss program becomes available.



Third HEALcare clinic opens. Five more to open by early 2019, including at a large health system in the Midwest with eight hospitals, 120 outpatient facilities and over 2100 physicians (anticipated).



1974

1998

Two patients of Dr. Eric Westman follow the Atkins diet and get healthy. Dr. Westman asks Dr. Atkins to conduct research on the risk factors of low-carb diets.

1998

1999

Dr. Westman conducts his first pilot research study into the effectiveness and safety of ketogenic diets and begins planning his first clinical trial.

2002

2002-2005

Dr. Westman's research provides evidence that ketogenic diets can put type 2 diabetes in remission without medication or insulin while reducing other health risk factors.

2006

2014

Dr. Westman co-founds HEAL Clinics and collaborates with Nurse Eberstein to develop the HEALcare medical program to bring the benefits of keto to the world. First HEALcare clinic opens.

2016

2017

Dr. Westman publishes his 45th paper showing the effectiveness and safety of ketogenic diets. Other researchers confirm the safety and efficacy of low-carbohydrate, ketogenic diets.

2018

2021

(ANTICIPATED)

HEALcare clinics open in 200+ locations across the U.S. and over 100,000 people with diabetes, pre-diabetes and obesity treated with the HEALcare program.

In the Press





The New York Times | TIME | KETO | 2 Keto Dudes | Medscape

SHOW MORE

Meet Our Team





Eric Westman, MD, MHS

Chief Medical Officer and Board member

Dr. Westman is the company's co-founder and chief medical officer, associate professor of medicine at Duke University, and director of the Duke Lifestyle Medicine Clinic. He is board-certified in internal and obesity medicine. His clinical research includes over 45 peer-reviewed papers on the efficacy of ketogenic diets and lifestyle in the management of type 2 diabetes, pre-diabetes and obesity. He is past chairman of the board of the Obesity Medicine Association, fellow of the Obesity Society, co-editor of a medical textbook on obesity, and author of the New York Times bestseller The New Atkins for a New You.



Jacqueline Eberstein, RN

Director of HEALcare Clinical Protocol

Jacqueline co-created and continues to improve the HEALcare program while training and overseeing the company's medical and non-medical practitioners. From 1974 until 2003 she was head nurse at the Atkins Center of Complementary Medicine where she treated over 60,000 patients with the low-carb program originally created by Dr. Bob Atkins. At the Atkins Center she was also director of medical education and nutrition information, contributing to Dr. Atkins' books, newsletters and magazine. She designed the Atkins at Sea Low-Carb Cruise, lectures frequently, and co-authored the best-selling book Atkins Diabetes Revolution.











Richard Koffler

CEO, CFO, Board member

Richard has been an entrepreneur in the life-science and healthcare industries since the 1980s. He was president of the Los Angeles Venture Association and the Technology Council of Southern California; and advisor to the Wells Fargo Center for Entrepreneurship, California State University (Northridge) and the California Emerging Technology Fund. He holds degrees from the Massachusetts Institute of Technology and the University of California, Berkeley. He lives with his wife in Los Angeles where he has followed a keto lifestyle since 2010 and avidly practices yoga.



Mike Roth

Chairman of the Board, Secretary

Mike is an experienced C-level executive and entrepreneur with an established career in life science and healthcare. He is skilled in international law, biotechnology & applied genetics, strategic planning, and venture capital. He holds degrees in law and health science from Case Western Reserve University. After experiencing his own dramatic health transformation through a ketogenic diet, Mike has become an advocate for spreading the word on the benefits of a keto lifestyle.

Beth Merrill

Director of Clinical Partnerships

Beth's primary responsibility is to build and direct the company's HEALcare hosted-clinics program, and actively participate in capital-raising campaigns. She has been a business development specialist in life sciences and healthcare for over 25 years, with an outstanding record of building lasting, trust-based, win-win partnerships. Beth has a long-time interest in health and nutrition, and started her keto journey in 2005. At one time she taught keto lifestyle in her local community of White Bear Lake, MN, where she lives with her husband and keto dog.

Ronda Broughton

Director of Marketing

Ronda is an advertising and marketing professional who founded two advertising and marketing agencies that won over 200 national and international awards. She has a strong foundation in traditional media, and a passion for emerging media, technology and consumer services. She lives in the heart of Silicon Valley where she provides marketing strategy and execution from startup companies to Fortune 1000s.
















Sherron Kittle
Director of Commitment Coaching, Board member

Sherry has fulfilled several roles since the company's inception, including executive assistant to the CEO, social-media manager, administrator of the HEALcare Partner program, and director of the HEALcare Commitment Coaching program, which is her current primary responsibility. She is an Accomplishment Coaching Certified Coach, a program accredited by the International Coach Federation; and holds a bachelor's degree from San Diego State University.

Gary German
Board Member

Gary is a CPA and finance specialist with expertise in audit, forensic accounting and insurance. He frequently presents to Fortune 500s; the Federal Reserve; the Secret Service; and insurance, accounting and law-enforcement groups. He holds an accounting degree from Wake Forest University.

Jeffry Gerber MD
Board member

Dr. Gerber is director of the South Suburban Family Medicine and known as Denver's Diet Doctor for his emphasis on longevity, wellness, and ketogenic treatment. He frequently speaks on these topics and produces a prestigious annual conference on ketogenic clinical practice and research.

David Roderick
Board member

David is a business owner, rancher and elected public official serving as vice-chair of both the fire protection district and municipal advisory council in his local community. He has been managing business operations for over 30 years. He holds a bachelor's degree from the University of Utah.



Bruce Rossiter
Board member

Bruce co-founded and was CEO of the company. He has served on many boards; and has been a lead hospital administrator, corporate financial advisor, senior officer of two venture capital firms, and management consultant. He holds an MBA from Tuck at Dartmouth, and law and bachelor's degrees from the University of Oklahoma.

Offering Summary

Maximum 2,229,166 shares* of "B" Non-voting Common Stock ($1,069,999.68)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 20,833 shares of "B" Non-voting Common Stock ($9,999.84)

Company	HEAL Diabetes Clinics Inc
Corporate Address	15332 Antioch Street, #438, Pacific Palisades, CA 90272
Description of Business	Medical diabetes and pre-diabetes management, non-medical weight loss
Type of Security Offered	"B" Non-voting Common Stock
Purchase Price of Security Offered	$0.48
Minimum Investment Amount (per investor)	$480

PERKS*

- **$1,000 – HEALcare gift certificate for $50**
  A $50 gift certificate for HEAL**care** services.
- **$2,500 – Phone consultation with Dr. Eric Westman**
  Previous perk plus a private one-hour phone consultation with Dr. Eric Westman.
- **$5,000 – HEALcare gift certificate for $500**
  Previous perks plus a $500 gift certificate for HEAL**care** services.
- **$20,000 – Private dining with Dr. Eric Westman at LowCarbUSA 2019 in San Diego**
  All previous perks plus a paid registration pass to LowCarbUSA 2019 in San Diego and an invitation to a private gourmet keto dinner during the conference with Dr. Eric Westman and other $20,000+ investors. Does not include travel or accommodations.
- **Early Bird Discount**
  Investors who invest within the first 72 hours will receive a 6.25% early bird discount on the price per share ($0.45).

Investors receive these perks when their investments meet or exceed the amounts shown.
Perks are transferable to relatives or friends but cannot be sold. Perks are provided after the offering is complete.

10% Bonus for StartEngine Shareholders

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of this campaign's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Common "B" Non-voting Stock at $0.48 / share, you will receive 100 bonus shares, meaning you'll own 1,100 shares for $480. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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?

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Visual	Audio
Eric Westman video	
	Hello, I'm Eric Westman, co-founder of HEAL Clinics.
Subtitle: Eric Westman, MD HEALcare Chief Medical Officer	As a young internist trained in traditional medicine, I was taught that consuming fat was a health risk. But firsthand experience with patients along with extensive clinical research changed me from a skeptic to an advocate.
[Duke University logo]	After converting my medical practice to a low-carb ketogenic program, I started the Duke University Lifestyle Medicine Clinic.
Eric Westman video	Through my research at Duke, I discovered that a low-carb, high-fat diet is the best – and healthiest – way to achieve sustained weight loss. Yet, this is only the beginning.
TITLE CARD: Remission of pre-diabetes and type 2 diabetes	Properly administered, a ketogenic diet just by itself can actually put pre-diabetes and type 2 diabetes into remission without medication or insulin. But that's not all.
TITLE CARD: Reduced health risks: · Cholesterol abnormalities · Cardiovascular	

disease · High blood pressure · Polycystic Ovary Syndrome (PCOS) · Non-alcoholic fatty liver disease · Gestational diabetes	A ketogenic diet can also reduce other health risks such as cardiovascular disease, high blood pressure, Polycystic Ovary Syndrome, non-alcoholic fatty liver disease, gestational diabetes and more.
Eric Westman video	That's why I've dedicated my career to spreading the word on the many advantages of low-carb, high-fat lifestyles.
Still photo: Jaqueline Eberstein Subtitle: Jaqueline Eberstein, RN HEALcare Director of Care Protocol	Toward that goal, I teamed with Jacqueline Eberstein, former Head Nurse at the Atkins Center for Complementary Medicine, to create the HEALcare ketogenic program.
Eric Westman video	Together we bring a depth of clinical experience unrivaled in the ketogenic field.
TITLE CARD: · 48 years combined experience · 64,000+ patients · Successful type	During our combined 43 years of clinical experience we've treated over 64,000 patients and successfully demonstrated the remission of type 2 diabetes, pre-diabetes and obesity.

2 diabetes remission	
Eric Westman video	Most importantly, our treatment is based on a foundation of scientific research. We've also learned that medical supervision, coaching and personal support are the keys to long-term success. That's why I co-founded HEAL Clinics and helped create HEALcare.
TITLE CARD:	
HEALcare: Unique personal and medical support	We offer you a unique opportunity to invest in a business model in the ketogenic field that provides consistency of care as designed by Jacquelyn Eberstein and I that combines personalized guidance and medical care to those affected by type 2 diabetes and obesity across the nation.
Eric Westman video	Helping others live a healthier, more fulfilled lifestyle is a passion for me. I hope you'll invest in us. You'll be joining a cause for greater health… and greater wealth.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]





ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

040104

Articles of Incorporation

(PURSUANT TO NRS CHAPTER 78)

Filed in the office of Ross Miller Secretary of State State of Nevada	Document Number 20140511799-89 Filing Date and Time 07/16/2014 4:42 PM Entity Number E0367662014-0

(This document was filed electronically.)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	HEAL DIABETES CLINICS INC
2. Registered Agent for Service of Process: (check only one box)	[X] Commercial Registered Agent: INCORP SERVICES, INC. Name [ ] Noncommercial Registered Agent (name and address below) **OR** [ ] Office or Position with Entity (name and address below) Name of Noncommercial Registered Agent **OR** Name of Title of Office or Other Position with Entity Street Address / City / Nevada / Zip Code Mailing Address (if different from street address) / City / Nevada / Zip Code
3. Authorized Stock: (number of shares corporation is authorized to issue)	Number of shares *with par value:* ____ Par value per share: $ ____ Number of shares *without par value:* 100
4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)	1) BRUCE G ROSSITER Name 42200 MORAGA ROAD 30E / TEMECULA / CA / 92591 Street Address / City / State / Zip Code 2) ERIC C WESTMAN, M.D. Name 2901 BERTLAND AVE. #1624 / DURHAM / NC / 27705 Street Address / City / State / Zip Code
5. Purpose: (optional; required only if Benefit Corporation status selected)	*The purpose of the corporation shall be:* ANY LEGAL PURPOSE **6. Benefit Corporation:** (see instructions) [ ] Yes
7. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)	I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State. BRUCE G ROSSITER / X BRUCE G ROSSITER Bruce G Rossiter Name / Incorporator Signature 42200 MORAGA ROAD 30E / TEMECULA / CA / 92591 Address / City / State / Zip Code
8. Certificate of Acceptance of Appointment of Registered Agent:	*I hereby accept appointment as Registered Agent for the above named Entity.* X INCORP SERVICES, INC. / 7/16/2014 Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity / Date

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS 78 Articles
Revised: 11-13-13




BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegavske	**20180454879-18**
Barbara K. Cegavske Secretary of State State of Nevada	Filing Date and Time **10/18/2018 12:59 PM**
	Entity Number **E0367662014-0**

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

HEAL Diabetes Clinics, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

1. 50,000,000 shares of "A" Voting Common Stock, par value $0.001 per share (herein the "A" Common), is authorized. The "A" Common shall have one vote per share in all matters in which HEAL Diabetes Clinics, Inc. Bylaws or state law allows. "A" Common shall not be entitled to receive dividends of any kind.

2. 50,000,000 shares of "B" Non-Voting Common Stock, par value $0.001 per share (herein the "B" Common), is authorized. The "B" Common shall have no voting rights whatsoever in any manner. The "B" Common shall be entitled to receive dividends of any kind. (cont'd in Attachment to this Certificate of Amendment to Articles of Incorporation.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 100%

4. Effective date and time of filing: (optional)   Date: 8/26/2014   Time: 12:01 a.m.

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X *Richard Koffler*

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 1-5-15

Attachment 1 of Certificate of Amendment to Articles of Incorporation of HEAL Diabetes Clinics, Inc.

<u>Cont'd:</u>

3. 50,000,000 of "A" Preferred shares, par value $0.001 per share (herein the "A" Preferred), is authorized. The "A" Preferred shall bear a preferred dividend as defined and authorized by Board of Directors. In distributions in liquidation, it shall be subordinate to all liabilities of HEAL Diabetes Clinics, Inc., but be senior to all "A" and "B" Common Stock.

HEAL DIABETES CLINICS, INC.

CERTIFICATE OF VALIDATION

October 17, 2018

This Certificate of Validation (this "Certificate") is filed on behalf of HEAL Diabetes Clinics, Inc., a Nevada corporation (the "Corporation"), pursuant to Section 78.0296 of the Nevada Revised Statutes ("NRS"), which provides that, if a corporate act ratified or validated pursuant to such section would have required any filing with the Secretary of State pursuant to the provisions of such title, or if such ratification or validation would cause any such filing to be inaccurate or incomplete in any material respect, the Corporation shall make, amend or correct each such filing in accordance with Section 78.0296 of the NRS, and that any such filing, amendment or correction must be accompanied by a certificate of validation indicating that the filing, amendment or correction is being made in connection with a ratification or validation of a corporate act in accordance with Section 78.0296 of the NRS and specifying the effective date and time of the filing, amendment or correction, which may be before the date and time of filing.

I, Richard Koffler, the Chief Executive Officer of the Corporation, hereby certify on behalf of the Corporation as follows:

1. This Certificate accompanies, and has been appended to, that certain Certificate of Amendment to Articles of Incorporation for Nevada Profit Corporation (the "Certificate of Amendment"), which is being concurrently filed on the date hereof with the Nevada Secretary of State in accordance with Section 78.0296 of the NRS.

2. The Certificate of Amendment is being filed in connection with a ratification or validation of a corporate act in accordance with Section 78.0296 of the NRS.

3. The effective date and time of filing of the Certificate of Amendment is August 26, 2014, at 12:01 a.m. (Pacific Time).

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Certificate on behalf of the Corporation as of the date set forth above.

HEAL DIABETES CLINICS, INC.,
a Nevada corporation

By: *Richard koffler* _____

Name: Richard Koffler
Title: Chief Executive Officer

The undersigned hereby certifies that the person named above is the duly elected, qualified and acting Chief Executive Officer of the Corporation, and that the signature appearing above is his true and genuine signature.

By: *Michael J Roth* _____

Name: Mike Roth
Title: Secretary





090204

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegavske	**20180457045-96**
Barbara K. Cegavske Secretary of State State of Nevada	Filing Date and Time **10/19/2018 3:39 PM**
	Entity Number **E0367662014-0**

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT **ABOVE SPACE IS FOR OFFICE USE ONLY**

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:
HEAL Diabetes Clinics, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

1. The "A" Voting Common Stock, par value $0.001, shall not be entitled to receive distributions upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any "Deemed Liquidation Event". (Continued in Attachment to this Certificate of Amendment to Articles of Incorporation.)

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 100%

4. Effective date and time of filing: (optional) Date: Time:
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X [signature]

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 1-5-15

Attachment 1 to Certificate of Amendment to Articles of Incorporation of HEAL Diabetes Clinics, Inc.

Cont'd:

Each of the following events is a "Deemed Liquidation Event":

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary thereof in which the shares of capital stock of the Corporation or such subsidiary, as applicable, outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (A) the surviving or resulting party or (B) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of 50% or more of i) the Corporation's voting equity interests or (ii) the assets of the Corporation and its subsidiaries, on a consolidated basis, or, if 50% or more of the assets of the Corporation and its subsidiaries, on a consolidated basis, are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer, exclusive license or other disposition is to the Corporation or one or more wholly-owned subsidiaries of the Corporation.